Exhibit (a)(1)(ix)

FREQUENTLY ASKED QUESTIONS AND ANSWERS

The following are answers to some of the questions that you may have about the Option Exchange. We urge you to read them carefully, as well as the remainder of this Offer to Exchange. Where applicable, we have included section references to the remainder of this Offer to Exchange where you can find a more complete description of the topics in this question and answer summary. We suggest that you consult with your personal financial, legal and tax advisors before deciding whether to participate in the Option Exchange. Please review this summary term sheet and questions and answers, and the remainder of this Offer to Exchange and the Terms of Election to ensure that you are making an informed decision regarding your participation in the Option Exchange. This summary is not intended to reflect any specific terms that relate to options held by our former Chief Financial Officer, that were agreed to pursuant to the terms of her Transition Agreement.

The questions have been separated into three sections:

1.	Exchange Design.

2.	Administrative/Timing.

3.	Other Important Questions.

Exchange Design

1.	What is the Option Exchange?

The Option Exchange is being offered by Rent the Runway to allow eligible active service providers of Rent the Runway to exchange their outstanding options that remain outstanding and unexercised prior to the completion of the Option Exchange for new restricted stock units, each representing the right to receive one share of our Class A common stock, which we refer to as replacement RSUs.

The number of eligible options to be surrendered in exchange for each replacement RSU will be determined by the exchange ratio described below under question 3. The replacement RSUs will be granted under the 2021 Plan on the replacement RSUs grant date, which will be the date on which we cancel the eligible options accepted for exchange, which we expect will be the first business day following the expiration date of the Option Exchange. The replacement RSUs will have the terms and be subject to the conditions as provided for in the 2021 Plan and RSU Agreement entered into between you and RTR.

2.	Why are we offering the Option Exchange?

An objective of our equity incentive programs has been, and continues to be, to provide us with a competitive advantage, particularly in our efforts to hire and retain top talent, and we believe that the Option Exchange is an important component in our efforts to achieve that goal. We are implementing the Option Exchange using an exchange ratio designed to result in potential grants of replacement RSUs with an aggregate fair value that will be between 90% to 100% of the aggregate fair value of the eligible options that are surrendered in the Option Exchange.

A significant majority of our service providers’ options have exercise prices that exceed, in some cases significantly, the trading prices of our Class A common stock over the past year. We believe these underwater options are no longer effective as incentives to motivate and retain our service providers. In the face of a competitive market for exceptional service providers, the need for adequate and appropriate incentives and retention tools remains strong. The Option Exchange will also allow our eligible non-employee directors to be fairly compensated for their service on our Board of Directors.

As of June 2, 2023, we had an aggregate of 11,092,146 shares of Class A common stock and Class B common stock available for issuance subject to outstanding options and restricted stock units under our equity incentive plans or available for issuance under the 2021 Plan, which we collectively refer to as our “overhang.” As of June 2, 2023, eligible options outstanding under our existing equity incentive plans were exercisable for approximately 3,888,155 shares of Class A common stock and approximately 3,057,017 shares of Class B common stock.

Eligible options remain outstanding and contribute to overhang until such time as they expire or are otherwise cancelled. Although eligible options are not likely to be exercised as long as our share price is lower than the applicable exercise price, they will remain on our financial statements with the potential to dilute shareholders’ interests for up to the full term of the options, while delivering relatively little retentive or incentive value, unless they are surrendered or cancelled. For illustrative purposes, if all of these eligible stock options are exchanged and replaced by replacement RSUs at an exchange ratio of 2.9 to 1, which is the midpoint of the range of our expected exchange ratio, there would be a net reduction in the overhang of our equity awards by approximately 4,550,285 shares subject to outstanding options. We believe that the replacement RSUs will drive service provider retention as they have inherent value and are more motivational than current underwater options. The Option Exchange gives eligible service providers an opportunity to exchange certain options that are significantly “underwater” as of the commencement date for replacement RSUs that may provide value to eligible service providers, even if our stock price does not increase.  Further, surrendered eligible options will be cancelled and returned to the pool of shares reserved for future grant under the 2021 Plan.

The Option Exchange is voluntary and will allow eligible service providers to choose whether to keep their existing options at existing exercise prices and vesting schedules or to exchange those options for replacement RSUs. We intend the Option Exchange to enable eligible service providers to restore equity value so they are further motivated to deliver the important strategic and operational initiatives of our Company.

Subject to the limitations set forth in Section 6 of this Offer to Exchange (“Conditions of the Option Exchange”) and Section 14 of this Offer to Exchange (“Extension of the Option Exchange; Termination; Amendment”), respectively, we reserve the right before the Expiration Time, to terminate or amend the Option Exchange and to postpone our acceptance and cancellation of any options elected for exchange, if at any time on or after the date of commencement of the Option Exchange and prior to the Expiration Time certain events have occurred, including any increase or decrease of greater than 33% of the market price of our Class A common stock that occurs during the tender offer as measured from $2.45, which was the closing price of our Class A common stock on Nasdaq on June 8, 2023.

3.	How do RSUs differ from stock options?

The table below outlines some key differences between stock options and RSUs:

	Stock Options	RSUs

What they are	The right to purchase a fixed number of shares of Rent the Runway Class A common stock or Class B common stock, as applicable, at a fixed exercise price for a fixed period of time.	The right to receive shares of Rent the Runway Class A common stock in the future at no exercise or purchase price.

How they work
Once a stock option grant vests, you can exercise the vested portion at any time until the expiration date of that option. Exercising means you buy the stock at the exercise price set on the date of grant.

Once an RSU vests, a share of Rent the Runway Class A common stock is issued to you and at no cost to you, other than any applicable withholding taxes  associated with the RSU. The value you receive for an RSU upon issuance of the Class A common stock will be based on the then-current Rent the Runway stock price. Once our stock is issued to you following the vesting of the RSU, you can either keep it as an investment or sell it.

If the price of our Class A common stock or Class B common stock is greater than the exercise price when you exercise and sell the shares, you receive the gain (after payment of applicable taxes).

However, when our stock price is less than the exercise price, the stock option has no intrinsic value and is considered to be underwater.

4.	Will my replacement RSUs have an exercise or purchase price? What will their terms and conditions be?

Your replacement RSUs will not have an exercise or purchase price. Each replacement RSU will represent your right to receive one share of our Class A common stock upon vesting for each replacement RSU that vests in the future. See Section 1 of this Offer to Exchange (“Eligibility; Number of Options; Expiration Time”) below for additional information. You do not have to make a cash payment to RTR to receive a grant of replacement RSUs in exchange for your exchanged eligible options or pay RTR to receive the shares of Class A common stock that become issuable to you if your replacement RSUs vest though you may have taxes due on the vesting or settlement of the RSUs. Generally, replacement RSUs that do not vest will be forfeited to RTR, as determined in accordance with the 2021 Plan and applicable RSU Agreement.

See Section 7 of this Offer to Exchange (“Price Range of Class A Common Stock Underlying the Options”) for information concerning our historical Class A common stock prices.

Replacement RSUs will have the terms and be subject to the conditions as provided for in the 2021 Plan  and the RSU Agreement. In addition, the number of shares subject to the replacement RSUs and the replacement RSUs’ vesting dates will be different from the terms that are applicable to eligible options.

You are encouraged to consult the 2021 Plan and RSU Agreement for complete information about the terms of the replacement RSUs, which are available through the option exchange website.

5.	How does the Option Exchange work?

We are offering eligible service providers the opportunity to exchange eligible options that remain outstanding and unexercised prior to the completion of the Option Exchange for a number of replacement RSUs, based on the exchange ratio described below. The outstanding options that you hold give you the right to purchase a fixed number of Rent the Runway Class A common stock or Class B common stock, as applicable, once you exercise those options by paying the applicable exercise price of those options (and satisfying any applicable tax withholding obligations). Thus, when we use the term “options” in this Option Exchange, we refer to the actual options you hold to purchase our Class A common stock or Class B common stock, as applicable, and not the shares of Class A common stock or Class B common stock underlying those options.

Participating in the Option Exchange requires an eligible service provider to make a voluntary election to tender eligible options on or before 11:59 P.M. U.S. Eastern Time on Monday, July 10, 2023, unless the Option Exchange is extended, after which time such election will be irrevocable.

Unless prevented by law or applicable regulations, eligible options accepted for exchange will be cancelled, and replacement RSUs will be granted under our 2021 Plan.

Examples

To illustrate how the exchange ratio works, assume that:

(a)	You are an active service provider.

(b)	You have an eligible option to purchase 1,000 shares.

(c)	The exchange ratio is determined to be 2.9 to 1.

(d)	The replacement RSUs grant date is July 11, 2023.

If you elect to participate in the Option Exchange, you would receive 344 replacement RSUs for the eligible option to purchase 1,000 shares (i.e., 1,000 ÷ 2.9) (with any fractional RSUs rounded down to the nearest whole share).

Replacement RSUs will vest in eight equal quarterly installments over two years on November 1, 2023, February 1, 2024, May 1, 2024, August 1, 2024, November 1, 2024, February 1, 2025, May 1, 2025, and August 1, 2025 (which vesting dates may change if the Expiration Time is extended), subject to your continued employment or service through the applicable vesting dates, regardless of whether any of the surrendered eligible options are vested as of July 10, 2023. This means that each replacement RSU will generally be completely unvested on July 11, 2023 (the replacement RSUs grant date in this example), regardless of whether the surrendered option was wholly or partially vested on such date.

6.	What does the exchange ratio mean and what will it be?

The exchange ratio in the Option Exchange represents the number of Class A common stock or Class B common stock, as applicable, underlying an eligible option that a service provider must surrender in order to receive one Class A common stock underlying a replacement RSU. The exchange ratio for the Option Exchange cannot be calculated as of the date of the Option Exchange because the ratio will be based in part on the 20-Day VWAP.  The same exchange ratio will be applied to all eligible options and will represent an amount that would result, as of the determination time, in the issuance of a number of replacement RSUs that would have an aggregate fair value equal to a specific amount between 90% to 100% of the aggregate fair value of all eligible options, and not on a grant-by-grant basis (assuming all eligible options are exchanged and calculated using a Black-Scholes valuation model), which we refer to as a “value-for-value” exchange. As such, on an individual grant basis, the number of replacement RSUs that you receive may not have a fair value equal to 90% to 100% of the fair value of the eligible options that you exchanged.

The exchange ratio will be determined using the Black-Scholes valuation model and will be based on, among other things, the price of our Class A common stock, the volatility of the stock price of our peers and us, and the strike price and remaining term of the eligible stock options in order to balance the compensatory goals of the Option Exchange and the interests of our shareholders, including reducing our total number of common stock underlying outstanding options, avoiding further dilution to our shareholders and minimizing the share compensation expense of the grants of replacement RSUs. For the purposes of determining the fair value of eligible options, the fair market value of a share of our Class A common stock will be determined based on the trailing 20-Day volume weighted average price, or “20-Day VWAP”. The 20-Day VWAP means the simple arithmetic average of the Daily VWAPs (as defined below) over the 20 consecutive trading days up to and including July 7, 2023. The “Daily VWAP” means, for any trading day, the per share volume-weighted average price of our Class A common stock on Nasdaq, as displayed under the heading “Bloomberg VWAP” on Bloomberg page “RENT <equity> AQR” (or its equivalent successor if such page is not available), in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session of Nasdaq on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our Class A common stock on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The Daily VWAP will be determined without regard to pre-market hours or after-hours trading or any other trading outside of the regular trading session trading hours.

Because the methodology used to calculate the final exchange ratio will include the Black-Scholes value of the eligible options and the replacement RSUs, the exact exchange ratio will not be known until shortly after the close of trading, U.S. Eastern Time, on July 7, 2023.  After the close of trading, U.S. Eastern Time, on July 7, 2023, we will distribute by email to all holders the exact exchange ratio to be used in the Option Exchange with respect to all eligible options.

For illustrative purposes only, below is a table setting forth the number of replacement RSUs you could receive in exchange for an eligible option to purchase 1,000 shares, at various exchange ratios within the currently expected range. However, because the exchange ratio will be based in part on the future value of our Class A common stock, which is inherently difficult to predict, the final exchange ratio selected by the Compensation Committee could fall outside of this range. For example, if the 20-Day VWAP is between $1.00 - $2.00, the exchange ratio could potentially fall within a range as high as 2.5-4.1 to 1.0 and, conversely, if the 20-Day VWAP is between $4.00 - $5.00, the exchange ratio could potentially fall within a range as low as 1.7-2.1 to 1.0.

Hypothetical Exchange Ratios for Eligible Options
Number of Eligible Options	Exchange Ratio	Number of Replacement RSUs
1,000	2.0 : 1.0	500
1,000	2.3 : 1.0	434
1,000	2.6 : 1.0	384
1,000	2.9 : 1.0	344
1,000	3.2 : 1.0	312
1,000	3.5 : 1.0	285
1,000	3.8 : 1.0	263

7.	Which options are eligible for the Option Exchange?

Options eligible for exchange are those held by active service providers that remain outstanding and unexercised prior to the completion of the Option Exchange.

Additionally, options that expire pursuant to their terms prior to the completion of the Option Exchange will be forfeited and will not eligible to be exchanged for replacement RSUs.

8.	Who is eligible to participate in the Option Exchange?

You are eligible to participate in the Option Exchange only if (i) you are an active U.S.-based employee, individual consultant or non-employee director (each, a “service provider”) of Rent the Runway as of the date this Option Exchange commences and remain an active service provider through the completion of the Option Exchange and (ii) you hold at least one eligible option as of the commencement of the Option Exchange.

If you are no longer employed by or engaged as a service provider to Rent the Runway, whether your termination is voluntary, involuntary, or for any other reason as of the completion of the Option Exchange, you will not be able to participate in the Option Exchange.

ACCORDINGLY, IF YOU ARE NOT AN ELIGIBLE SERVICE PROVIDER OF RENT THE RUNWAY AT THE EXPIRATION TIME, EVEN IF YOU HAD ELECTED TO PARTICIPATE IN THE OPTION EXCHANGE AND HAD TENDERED SOME OR ALL OF YOUR OPTIONS FOR EXCHANGE, YOUR TENDER WILL AUTOMATICALLY BE DEEMED WITHDRAWN AND YOU WILL NOT PARTICIPATE IN THE OPTION EXCHANGE, AND YOU WILL RETAIN YOUR OUTSTANDING OPTION(S) IN ACCORDANCE WITH THEIR CURRENT TERMS AND CONDITIONS. IN THE CASE OF A TERMINATION OF YOUR EMPLOYMENT OR SERVICE, YOU MAY BE ENTITLED TO EXERCISE YOUR OUTSTANDING OPTION(S) DURING A LIMITED PERIOD OF TIME FOLLOWING THE TERMINATION OF EMPLOYMENT OR SERVICE IN ACCORDANCE WITH THEIR TERMS TO THE EXTENT THAT THEY ARE VESTED AS OF SUCH TERMINATION OF EMPLOYMENT OR SERVICE. See Section 1 of this Offer to Exchange (“Eligibility; Number of Options; Expiration Time”) and Section 5 of this Offer to Exchange (“Acceptance of Options for Exchange; Grant of Replacement RSUs”) below for additional information.

9.	Why isn’t the exchange ratio set at one-for-one?

The exchange ratio will be calculated to result in an aggregate fair value, for accounting purposes, of the replacement RSUs that will be between 90% to 100% of the aggregate fair value of the eligible options they replace, and not on a grant-by-grant basis (assuming all eligible options are exchanged and calculated using a Black-Scholes valuation model), calculated as of July 7, 2023, in order to balance the compensatory goals of the option exchange and the interests of our shareholders, including reducing our total number of common stock underlying outstanding options, avoiding further dilution to our shareholders and minimizing the share-based compensation expense of the grants of replacement RSUs.

10.	If I participate, what will happen to my exchanged options?

Eligible options that you elect to exchange will be cancelled on the first business day following the expiration date of the Option Exchange, which is currently scheduled for 11:59 P.M. U.S. Eastern Time on Monday, July 10, 2023, unless the Option Exchange is extended.

11.	Can I select which of my eligible options to exchange? If I elect to exchange some of my eligible options, do I have to elect to exchange all of my eligible options?

If you hold more than one eligible separate option grant, you may choose to elect to exchange your eligible options on a grant-by-grant basis (determined based on options having the same grant date and exercise price), without having to exchange all of your eligible separate option grants. If you elect to exchange any portion of an eligible separate option grant in the Option Exchange, you must elect to exchange that entire eligible separate option grant. No partial exchanges of separate option grants will be permitted.

12.	What happens to eligible options that I choose not to exchange or that you do not accept for exchange?

Eligible options that you choose not to exchange or that we do not accept for exchange will remain outstanding and will retain their existing terms, exercise prices and vesting schedules.

13.	What happens if I have an eligible option grant that is subject to a domestic relations order or comparable legal document as the result of the end of a marriage?

If you have an eligible separate option grant that is subject to a domestic relations order (or comparable legal document as the result of the end of a marriage) and a person who is not an eligible service provider beneficially owns a portion of that eligible separate option grant, then in order to participate in the Option Exchange with respect to such eligible separate option grant, you may accept this Option Exchange with respect to the entire remaining outstanding portion of the eligible separate option grant, including the portion beneficially owned by the other person, as long as you are the legal owner of the eligible separate option grant. We are not accepting partial tenders of an eligible separate option grant, so you may not accept this Option Exchange with respect to a portion of an eligible separate option grant that is beneficially owned by you while rejecting it with respect to the portion beneficially owned by someone else. As you are the legal owner of the eligible separate option grant, we will respect an election properly made by you, but will not be responsible to you or the beneficial owner of the eligible separate option grant for any errors made by you with respect to such eligible separate option grant.

14.	What are the conditions to the Option Exchange?

The Option Exchange is subject to the conditions described in Section 6 of this Offer to Exchange (“Conditions of the Option Exchange”). The Option Exchange is not conditioned upon a minimum aggregate number of options being elected for exchange. See Section 6 of this Offer to Exchange (“Conditions of the Option Exchange”) below for additional information.

Administrative/Timing

15.	How do I participate in the Option Exchange?

If you choose to participate in the Option Exchange, you must take the following action on or before 11:59 P.M., U.S. Eastern Time, on Monday, July 10, 2023:

1.	Use your user log-in ID and password (which you will set up using instructions that will be emailed to you) to access the option exchange website at www.myoptionexchange.com; and

2.
Properly complete and submit your election via the option exchange website by (a) navigating to the Election Form page, (b) indicating which eligible options you wish to exchange by selecting “Exchange” or “Do Not Exchange” in the Election column and “Next” at the bottom of the page, and (c) after reading all of the offering documents, checking the appropriate boxes, typing your electronic signature, and selecting “Submit.” By selecting the “Submit” button you are acknowledging and agreeing to the Terms of Election.

Rent the Runway must receive your properly completed submission on or before 11:59 P.M. U.S. Eastern Time on Monday, July 10, 2023, unless extended by us.

You can change your election any time on or after the commencement of the Option Exchange and prior to the Expiration Time; however, the last election that you make, if any, on or prior to 11:59 P.M. U.S. Eastern Time on Monday, July 10, 2023 will be final and irrevocable.

If you elect to exchange an eligible separate option grant, you must elect to exchange that entire eligible option grant. If you hold more than one eligible separate option grant, however, you may choose to exchange separate eligible option grants, on a grant-by-grant basis, without having to exchange all of your eligible option grants. No partial exchanges of separate option grants will be permitted. If you are eligible to participate in the Option Exchange, the option exchange website will list all of your eligible separate option grants.

Confirmation statements for submissions through the option exchange website will be emailed directly to you, and you may also obtain a confirmation from the option exchange website after submitting your election or withdrawal. You should print and save a copy of the confirmation for your records.

Elections submitted by any other means, including email, facsimile, hand delivery, interoffice, United States mail (or other post) and Federal Express (or similar delivery service), are not permitted, and will not be accepted.

16.	How do I find out the details about my existing options?

Information on your eligible options will be provided to you with the Option Exchange on the option exchange website located at www.myoptionexchange.com.

17.	What will happen if I do not submit my election by the deadline?

If you do not submit your election by the deadline, then you will not participate in the Option Exchange, and all options currently held by you will remain intact at their original exercise price and subject to their original terms and conditions. (See “Risk Factors” below for additional information).

18.	How will we determine whether an eligible option has been properly tendered?

We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any eligible option grants. We reserve the right to reject any election or any eligible option elected to be exchanged that we determine are not in appropriate form or that we determine are unlawful to accept or not timely made. Neither we nor any other person is obligated to give notice of any defects or irregularities in any election, nor will anyone incur any liability for failure to give any notice. No surrender of eligible options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering holder of the eligible options or waived by us. Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final and binding on all parties. Subject to Rule 13e-4 under the Exchange Act we also reserve the right to waive any of the conditions of the Option Exchange or any defect or irregularity in any surrender with respect to any particular eligible options or any particular eligible service provider.

See also Section 3 of this Offer to Exchange (“Procedures for Electing to Exchange Options”) below for additional information.

IF YOU FAIL TO PROPERLY SUBMIT YOUR ELECTION BY THE DEADLINE, YOU WILL NOT BE PERMITTED TO PARTICIPATE IN THE OPTION EXCHANGE.

19.	During what period of time can I withdraw or change my previous elections?

You can withdraw or change your previously submitted election to exchange or not exchange eligible options at any time on or before 11:59 P.M. U.S. Eastern Time on Monday, July 10, 2023, unless extended by us. If the Option Exchange is extended beyond July 10, 2023, you can withdraw or change your election at any time until the extended expiration of the Option Exchange. To change your previously submitted election, you must submit a new election in the same manner described in Question 13 before the election deadline. To withdraw your previously submitted election, submit a new election before the election deadline, and select “No” in the election column for the particular option(s) you wish to withdraw. It is your responsibility to confirm that we have received your correct election before the deadline. In all cases, the last election submitted and received prior to the deadline will be final and irrevocable. See Section 4 of this Offer to Exchange (“Withdrawal Rights”) below for additional information.

AFTER THE DEADLINE TO WITHDRAW OR CHANGE YOUR ELECTION HAS OCCURRED, YOU WILL NOT BE PERMITTED TO WITHDRAW OR CHANGE YOUR ELECTION.

20.	Can I exchange the remaining portion of an eligible separate option grant that I have already partially exercised?

Yes, any unexercised portion of an eligible separate option grant can be exchanged. If you have previously exercised a portion of an eligible separate option grant, only the portion of that separate option grant that has not yet been exercised will be eligible to be exchanged. Any portion of a separate option grant that has been exercised is not eligible to participate in the Option Exchange. The replacement RSUs will only replace the portion of eligible separate option grant that is cancelled upon the expiration of the Option Exchange.

21.	Can I exchange both vested and unvested eligible options?

Yes. You can exchange eligible options regardless of whether they are vested or unvested. However, you will not be able to choose to only exchange the vested or unvested portion of a particular option grant. If you choose to exchange a particular option grant, you must exchange all of the unexercised portion of such grant.

As a reminder, each replacement RSU will generally be completely unvested on the replacement RSUs grant date, regardless of whether the surrendered eligible option was wholly or partially vested.

22.	Will I be required to give up all of my rights under the exchanged options?

Yes. Once RTR has accepted your exchanged options, your exchanged options will be cancelled and you will no longer have any rights under those exchanged options. RTR will cancel all exchanged options on the first business day following  the Expiration Time. We expect to grant the replacement RSUs on the first business day following  the Expiration Time. See Section 8 of this Offer to Exchange (“Source and Amount of Consideration; Terms of Replacement RSUs”) below for additional information. Once your exchanged options have been cancelled, you do not need to take additional action in order to receive your replacement RSUs.

23.	When will the replacement RSUs vest?

Replacement RSUs will generally be unvested on the replacement RSUs grant date and will vest in eight equal quarterly installments over two years on November 1, 2023, February 1, 2024, May 1, 2024, August 1, 2024, November 1, 2024, February 1, 2025, May 1, 2025, and August 1, 2025 (which vesting dates may change if the Expiration Time is extended), subject to your continued employment or service through the applicable vesting dates.

Like all of our outstanding options and restricted stock units, the vesting of the replacement RSUs is dependent upon continued employment with Rent the Runway (if you are an employee) or continued service with Rent the Runway (if you are an individual consultant or non-employee director) through the applicable vesting date. Replacement RSUs are subject to the terms and conditions as provided for in the 2021 Plan and the RSU Agreement and may be forfeited if not vested at the time of a termination of service. See Section 8 of this Offer to Exchange (“Source and Amount of Consideration; Terms of Replacement RSUs”) below for additional information.

24.	What if my employment or service with Rent the Runway is terminated after the replacement RSUs are granted?

If your employment or service is terminated for any reason after the replacement RSUs has been granted, replacement RSUs will generally be forfeited if not vested at the time of a termination of employment or service. See Section 8 of this Offer to Exchange (“Source and Amount of Consideration; Terms of Replacement RSUs”) below for additional information.

25.	What happens if Rent the Runway is subject to a change in control BEFORE the replacement RSUs are granted?

Although we are not currently contemplating a merger or similar transaction that could result in a change in control of our Company, we reserve the right, in the event of a merger or similar transaction, to take any actions that we deem necessary or appropriate to complete a transaction that our Board of Directors believes is in the best interest of our Company and our shareholders. This could include terminating the Option Exchange and/or your right to receive replacement RSUs under the Option Exchange.

Any change in control transaction, or announcement of such transaction, could have a substantial effect on our share price.

26.	Are there other circumstances where I would not be granted replacement RSUs?

Yes. Even if we accept your tendered options, we will not grant replacement RSUs to you if we are prohibited by applicable law or regulations from doing so, or until all necessary government approvals have been obtained. We will use reasonable efforts to avoid a prohibition, but if prohibited by applicable law or regulation on the date of Expiration Time, you will not be granted replacement RSUs, if at all, until all necessary government approvals have been obtained. In addition, we will not grant replacement RSUs to you if you are not an eligible service provider on the replacement RSUs grant date. See Section 12 of this Offer to Exchange (“Agreements; Legal Matters; Regulatory Approvals”) below for additional information.

27.	Will my decision to participate in the Option Exchange have an impact on my ability to receive options or other equity awards in the future?

No. Your election to participate or abstain from participating in the Option Exchange will have no effect on our making future grants of options, other equity awards, or any other rights to you or anyone else.

Other Important Questions

28.	What are the U.S. Federal tax consequences of my participation in the Option Exchange?

If you accept the Option Exchange and reside and work in the United States, under current U.S. law, you generally will not recognize income for federal income tax purposes either at the time your exchanged options are cancelled or when the replacement RSUs are granted. You generally will recognize income for income tax and other tax purposes when the replacement RSUs vest and the shares underlying the replacement RSUs are issued to you. If you are subject to the tax laws of a country other than the United States, even if you are a resident of the United States, you should be aware that there may be other tax consequences that may apply to you. Tax consequences may vary depending on each individual’s circumstances. Included as part of this Option Exchange are disclosures regarding the expected material federal tax consequences of the Option Exchange in the United States. You should review these disclosures carefully before deciding whether or not to participate in the Option Exchange.

29.	How should I decide whether or not to participate?

The decision to participate must be each individual’s personal decision and will depend largely on each individual’s assumptions about the future of our business, our share price, the overall economic environment, and the performance of publicly traded stocks generally. Please review all of the materials provided to you in connection with the Option Exchange, including this Offer to Exchange, Summary Term Sheet and Questions and Answers. These materials can all be found on the Option Exchange website and in, or filed as exhibits to, a document filed by RTR with the SEC called a “Schedule TO,” which is available on the SEC website at http://www.sec.gov.

In addition to reviewing the materials provided, please note the following:

1.
The number of shares issuable under your replacement RSUs will be determined based on an exchange ratio that will not be known until July 7, 2023, the last business day prior to the Expiration Time. You will likely receive fewer shares subject to your replacement RSUs than underlying your eligible options that you surrender for exchange.

2.
Options generally provide value upon exercise only if our common stock price increases after its grant date. RSUs provide value upon vesting even if our Class A common stock price does not increase after its grant date. However, because the exchange ratio for the Option Exchange is value-based upon the aggregate fair value of all eligible options, and not on a grant-by-grant basis (assuming all eligible options are exchanged), and will likely be less than one-for-one replacement RSUs to options, it is possible that, at some point in the future, eligible options you choose to exchange could be economically more valuable than the replacement RSUs received by you pursuant to the Option Exchange.

3.	Replacement RSUs granted in the Option Exchange are subject to new vesting schedules, even if the eligible options you exchange were fully vested.

4.
You should carefully consider the tax consequences of the replacement RSUs. In general, the replacement RSUs will be taxed when they vest and shares are issued to you. If you are a resident of or subject to the tax laws in more than one country, you should be aware that there may be additional or different tax consequences that may apply to you. You are strongly encouraged to consult with your personal legal counsel, accountant, financial and/or tax advisor(s) for advice on these matters.

Please also note that no one from RTR is, or will be, authorized to provide you with advice or recommendations or to provide you additional information not included in this Offer to Exchange or the documents referenced in this Offer to Exchange. You must make your own personal decision as to whether or not to participate in the Option Exchange. You are strongly encouraged to consult with your personal legal counsel, accountant, financial, and/or tax advisor(s) for further advice.

Please also review the “Risk Factors” that appear following this Summary Term Sheet and Questions and Answers.

We understand that this will be a challenging decision for all eligible individuals. THE OPTION EXCHANGE CARRIES CONSIDERABLE RISK, AND THERE ARE NO GUARANTEES OF OUR FUTURE SHARE PERFORMANCE OR THE PRICE OF OUR CLASS A COMMON STOCK AT THE EXPIRATION TIME. See Section 17 of this Offer to Exchange (“Miscellaneous”) below for additional information.

30.	What do we think of the Option Exchange? Who can I contact to help me decide whether or not I should exchange my eligible options?

Although our Board of Directors and stockholders have approved the Option Exchange, neither RTR nor our executive officers or members of our Board of Directors make any recommendation as to whether you should elect to exchange or refrain from exchanging your eligible options. No one from RTR is, or will be, authorized to provide you with advice or recommendations or to provide you additional information not included in this Offer to Exchange or the documents referenced in this Offer to Exchange. You must make your own personal decision as to whether or not to participate in the Option Exchange. Please contact your personal financial, legal and tax advisors to assist you in determining if you should exchange your eligible options and for further advice.

31.	To whom should I ask questions regarding the Option Exchange?

If you have questions regarding the Option Exchange or have requests for assistance (including requests for additional copies of this Offer to Exchange document or other documents relating to the Option Exchange), please email legal@renttherunway.com.